[BIOLINERX LETTERHEAD]

    July 1, 2011

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Filing Desk

BioLine Rx Ltd.--
Registration Statement on Form F-1 (No. 333-169570)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), BioLineRx Ltd. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form F-1 (No. 333-169570), together with all exhibits and amendments thereto (the “Registration Statement”).  The Registrant has determined not to proceed with the registration of the offer and sale of its ordinary shares (the “Ordinary Shares”) at this time.  No Ordinary Shares have been offered or sold under the Registration Statement.

Please address any questions you may have to Anna T. Pinedo, Morrison & Foerster LLP, 1290 Avenue of the Americas, New York, NY 10104, telephone number (212) 468-8179, facsimile number (212) 468-7900.

Thank you for your assistance with this matter.

Very truly yours, BIOLINERX LTD.

By:	/s/ Kinneret Savitsky
Name: Kinneret Savitsky, Ph.D.
Title: Chief Executive Officer

cc:          BioLineRx Ltd.
Philip Serlin,
Chief Financial Officer
Morrison & Foerster LLP
Anna T. Pinedo